miax®

October 10, 2025

Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: MIAX Emerald, LLC ("EMERALD")
Amendment 2025-18 to Form 1 Application

Dear Sir/Madam:

Enclosed for official filing pursuant to Rule 6a-2(a) is Amendment 2025-18 to the Form 1 Application of EMERALD, which includes the following changes:

Exhibit C – Updated directors of Miami International Holdings, Inc.; updated officers of Miami International Securities Exchange, LLC and MIAX PEARL, LLC; updated officers, directors and committees of MIAX Sapphire, LLC; updated committees of The International Stock Exchange Group Limited
Exhibit F – Updated forms
Exhibit J – Updated officers

Please do not hesitate to contact me if you have any questions in connection with this matter.

Sincerely,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosure
cc: Marlene Olsen

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 10/09/25	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: MIAX Emerald, LLC

2. Provide the applicant's primary street address: 7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
Telephone: 609-897-7300; Facsimile: 609-987-2210

25004925

5. Provide the name, title and telephone number of a contact employee:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
609-897-7315

6. Provide the name and address of counsel for the applicant:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
MIAX Emerald, LLC
7 Roszel Road, Suite 1A
Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership
☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 01/30/18 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX EMERALD, LLC

Date: October 9, 2025

By: Barbara J. Comly
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 9th day of October, 2025.

Jane Post
Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2029

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

EXHIBIT C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Response:

A. MIAMI INTERNATIONAL HOLDINGS, INC.

1. *Name*: Miami International Holdings, Inc.
   Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 1-101, et seq.), on November 14, 2007.

4. *Brief description of nature and extent of affiliation*: MIAX Emerald, LLC is a wholly-owned subsidiary of Miami International Holdings, Inc. ("MIH").

5. *Brief description of business or functions*: Miami International Holdings, Inc. is a holding company which holds 100% of the equity of:
   - Miami International Securities Exchange, LLC;
   - MIAX PEARL, LLC;
   - MIAX Emerald, LLC;

- MIAX Sapphire, LLC;
- Miami International Technologies, LLC;
- MIAX Global Derivatives, LLC, the sole member and owner of 100% of the equity and voting securities of (i) M 402 Holdings, LLC, which is the sole member and owner of 100% of the equity and voting securities of MIAX Futures Exchange, LLC, and (ii) M 7 Holdings, LLC, which is the sole member and owner of 100% of the equity and voting securities of LedgerX LLC d/b/a MIAX Derivatives Exchange;
- M 9 Holdings, LLC;
- The Bermuda Stock Exchange;
- MGEX Real Estate Holdings, LLC;
- MIAX Global, LLC;
- MIAX Products, LLC;
- Dorman Trading, LLC;
- MIH East Holdings, Limited; and
- The International Stock Exchange Group Limited which is the sole owner of The International Stock Exchange Authority Limited.

Miami International Holdings, Inc. is the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Incorporation dated July 15, 2025 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated By-Laws dated June 27, 2015 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of Miami International Holdings, Inc.</u>

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Joseph Bracco	Executive Vice President – Global Head of Sales
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Edward Deitzel	Executive Vice President and Chief Regulatory Officer
Randy Foster	Executive Vice President – Business Systems Development
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
Matthew Rotella	Executive Vice President – Chief Technology Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Charles Blades	Senior Vice President – Controller
Kelly Brown	Senior Vice President – Derivative Products and Business Development

Name	Title
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Rodney Hester	Senior Vice President – Systems Infrastructure
Steven F. Ivey	Senior Vice President – Futures Risk Management
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Margo Bailey	Vice President – Senior Counsel
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Systems Requirements and Analysis
Daniel Brill	Vice President – Systems Requirements
Liang Cao	Vice President – Business Systems Development
Christopher Chapman	Vice President – Strategic Planning & Business Development
Jonathan Dowd	Vice President – Systems Requirements
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Lindsay R. Hopkins	Vice President – Senior Counsel
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Joseph P. Kamnik	Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Brendan Murphy	Vice President – Member Relations and Development
James O’Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Christopher Solgan	Vice President – Senior Counsel
Peter D. Sparby	Vice President
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Alessandra Corona	Assistant Vice President – Associate Counsel
Nathan Gaudio	Assistant Vice President – Strategic Planning & Business Development
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Matt Leisen	Assistant Vice President – Counsel
Tao Pan	Assistant Vice President – Associate Counsel
Ketan Patel	Assistant Vice President – Information Security
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Priya Rege	Assistant Vice President – Business Systems Development
Gagan Singh	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel
Carmen Stuhlmann	Assistant Vice President – Associate Counsel

The officers of Miami International Holdings, Inc. serve until their successors are appointed in accordance with the By-Laws of Miami International Holdings, Inc. Officers of Miami International Holdings, Inc. serve at the direction of the Board of Directors.

Directors of Miami International Holdings, Inc.

Directors
Thomas P. Gallagher (Chair)
Talal Jassim Al-Bahar
John Beckelman
Lee Becker
David Brown
Kurt M. Eckert
Kenneth Lozier
Mark I. Massad
Lisa Moore
Mark F. Raymond
Cynthia Schwarzkopf
Murray Stahl
Paul V. Stahlin
J. Gray Teekell

Directors of Miami International Holdings, Inc. serve one year terms.

Committees of Miami International Holdings, Inc.

Audit Committee
Paul V. Stahlin (Chair)
David Brown
Lisa Moore

Compensation Committee
Talal Jassim Al-Bahar (Chair)
Mark F. Raymond
J. Gray Teekell

Nominating and Corporate Governance Committee
Mark F. Raymond (Chair)
Kenneth Lozier
Cynthia Schwarzkopf

Risk Committee
Lisa Moore (Chair)
Kurt M. Eckert
Paul V. Stahlin

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

B. MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

1. *Name*: Miami International Securities Exchange, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on September 10, 2007.

4. *Brief description of nature and extent of affiliation:* Miami International Securities Exchange, LLC is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: Miami International Securities Exchange, LLC ("MIAX") is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX operates a fully electronic options trading platform.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated November 12, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Third Amended and Restated Limited Liability Company Agreement dated November 12, 2020, and Amended and Restated By-Laws dated February 10, 2025 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

Officers of Miami International Securities Exchange, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer/President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer/Treasurer
Joseph S. Bracco	Executive Vice President – Global Head of Sales
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Randy Foster	Executive Vice President – Business Systems Development
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
Matthew Rotella	Executive Vice President – Chief Technology Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Charles Blades	Senior Vice President – Controller
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel

Name	Title
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Systems Requirements and Analysis
Daniel Brill	Vice President – Systems Requirements
Liang Cao	Vice President – Business Systems Development
Christopher Chapman	Vice President – Strategic Planning & Business Development
Neil Collins	Vice President – Regulatory Operations
Jonathan S. Dowd	Vice President – Systems Requirements
Laurence Gardner	Vice President – Regulatory Operations
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Joseph P. Kamnik	Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Ronald Miller	Vice President – Compliance
Brendan Murphy	Vice President – Member Relations and Development
Lawrence O'Leary	Vice President – Regulatory Oversight
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Bruce Ulriksen	Vice President – Regulatory Operations, Trading Floor Oversight
Gregory Ziegler	Vice President – Senior Counsel
Nathan Gaudio	Assistant Vice President – Strategic Planning & Business Development
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Tao Pan	Assistant Vice President – Associate Counsel
Ketan Patel	Assistant Vice President – Information Security
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Priya Rege	Assistant Vice President – Business Systems Development
Gagan Singh	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel

The officers of Miami International Securities Exchange, LLC serve until their successors are appointed in accordance with the By-Laws of Miami International Securities Exchange, LLC. Officers of Miami International Securities Exchange, LLC serve at the direction of the Board of Directors.

Directors of Miami International Securities Exchange, LLC

Directors
Thomas P. Gallagher (Chair)

Michael P. Ameen
Lindsay L. Burbage
Robert Castrignano
Marianne Deane
John DiBacco, Jr.
David Dooman
Leslie Florio
Lawrence E. Jaffe
Paul Jiganti
John A. Kinahan
William V. Looney, Jr.
John E. McCormac
Nathaniel Pomeroy
Robert D. Prunetti
Joseph Sellitto
Cynthia Schwarzkopf
J. Gray Teekell
Observers
John Fischer

Standing Committees of Miami International Securities Exchange, LLC

Audit Committee
Robert D. Prunetti (Chair)
Michael P. Ameen
John E. McCormac

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Lawrence E. Jaffe

Appeals Committee
Lawrence Jaffe (Chair)
Robert Castrignano
Nathaniel Pomeroy

Technology Committee
Leslie Florio (Chair)
Robert Castrignano
Marianne Deane
David Dooman
John A. Kinahan
John E. McCormac
Nathaniel Pomeroy
Cynthia Schwarzkopf
J. Gray Teekell

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

C. MIAX PEARL, LLC

1. *Name*: MIAX PEARL, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on February 11, 2016.

4. *Brief description of nature and extent of affiliation*: MIAX PEARL, LLC ("MIAX PEARL") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX PEARL is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX PEARL operates fully electronic options and equities trading platforms.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Certificate of Formation dated November 12, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated November 12, 2020 and Amended and Restated By-Laws dated February 10, 2025 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of MIAX PEARL, LLC</u>

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer/President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer/Treasurer
Joseph S. Bracco	Executive Vice President – Global Head of Sales
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Randy Foster	Executive Vice President – Business Systems Development
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
Matthew Rotella	Executive Vice President – Chief Technology Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations

Name	Title
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Charles Blades	Senior Vice President – Controller
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Systems Requirements and Analysis
Daniel Brill	Vice President – Systems Requirements
Liang Cao	Vice President – Business Systems Development
Christopher Chapman	Vice President – Strategic Planning & Business Development
Neil Collins	Vice President – Regulatory Operations
Jonathan S. Dowd	Vice President – Systems Requirements
Laurence Gardner	Vice President – Regulatory Operations
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Joseph P. Kamnik	Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Ronald Miller	Vice President – Compliance
Brendan Murphy	Vice President – Member Relations and Development
Lawrence O'Leary	Vice President – Regulatory Oversight
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Bruce Ulriksen	Vice President – Regulatory Operations, Trading Floor Oversight
Gregory Ziegler	Vice President – Senior Counsel
Nathan Gaudio	Assistant Vice President – Strategic Planning & Business Development
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Tao Pan	Assistant Vice President – Associate Counsel
Ketan Patel	Assistant Vice President – Information Security
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Priya Rege	Assistant Vice President – Business Systems Development
Gagan Singh	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel

The officers of MIAX PEARL, LLC serve until their successors are appointed in accordance with the By-Laws of MIAX PEARL, LLC. Officers of MIAX PEARL, LLC serve at the direction of the Board of Directors.

Directors of MIAX PEARL, LLC

Directors
Thomas P. Gallagher (Chair)
Talal Jassim Al-Bahar
Sean Barry
William T. Bergman
David Brown
Lindsay L. Burbage
Guy Dowman
Kurt M. Eckert
Leslie Florio
Lawrence E. Jaffe
Paul Kenyon
John E. McCormac
Miguel Moratiel
William J. O'Brien IV
Nathaniel Pomeroy
Robert D. Prunetti
Scott Richardson
Cynthia Schwarzkopf
Steven Sosnick
Erik Swanson
Christopher L. Whittington

Standing Committees of MIAX PEARL, LLC

Audit Committee
Robert D. Prunetti (Chair)
John E. McCormac
Cynthia Schwarzkopf

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Lawrence E. Jaffe

Appeals Committee
Lawrence E. Jaffe (Chair)
Kurt M. Eckert
Guy Dowman

Technology Committee
Leslie Florio (Chair)
Sean Barry
David Brown
Kurt M. Eckert
John E. McCormac

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

D. MIAX SAPPHIRE, LLC

1. *Name*: MIAX Sapphire, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on April 6, 2023.

4. *Brief description of nature and extent of affiliation*: MIAX Sapphire, LLC ("MIAX Sapphire") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Sapphire is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX Sapphire intends to operate a fully electronic options trading platform as well as a trading floor in Miami, Florida.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated April 6, 2023 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated July 10, 2024 and Amended and Restated By-Laws dated February 10, 2025 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Sapphire, LLC

Name	**Title**
Thomas P. Gallagher	Chairman and Chief Executive Officer/President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer/Treasurer
Joseph S. Bracco	Executive Vice President – Global Head of Sales
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Randy Foster	Executive Vice President – Business Systems Development
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
Matthew Rotella	Executive Vice President – Chief Technology Officer

Name	Title
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Charles Blades	Senior Vice President – Controller
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Systems Requirements and Analysis
Daniel Brill	Vice President – Systems Requirements
Liang Cao	Vice President – Business Systems Development
Christopher Chapman	Vice President – Strategic Planning & Business Development
Neil Collins	Vice President – Regulatory Operations
Jonathan S. Dowd	Vice President – Systems Requirements
Laurence Gardner	Vice President – Regulatory Operations
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Joseph P. Kamnik	Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Ronald Miller	Vice President – Compliance
Brendan Murphy	Vice President – Member Relations and Development
Lawrence O’Leary	Vice President – Regulatory Oversight
James O’Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Bruce Ulriksen	Vice President – Regulatory Operations, Trading Floor Oversight
Gregory Ziegler	Vice President – Senior Counsel
Nathan Gaudio	Assistant Vice President – Strategic Planning & Business Development
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Tao Pan	Assistant Vice President – Associate Counsel
Ketan Patel	Assistant Vice President – Information Security
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Priya Rege	Assistant Vice President – Business Systems Development
Gagan Singh	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel

The officers of MIAX Sapphire, LLC serve until their successors are appointed in accordance with the By-Laws of MIAX Sapphire, LLC. Officers of MIAX Sapphire, LLC serve at the direction of the Board of Directors.

Directors of MIAX Sapphire, LLC

Directors
Thomas P. Gallagher (Chair)
Michael P. Ameen
William T. Bergman
Lindsay L. Burbage
Brendan Culligan
Marianne Deane
Kurt M. Eckert
Leslie Florio
Michael Gorczowski
William V. Looney, Jr.
Kenneth Lozier
John E. McCormac
Robert D. Prunetti

Standing Committees of MIAX Sapphire, LLC

Appeals Committee
Marianne Deane (Chair)
Brendan Culligan
Michael Gorczowski

Audit Committee
Robert D. Prunetti (Chair)
Michael P. Ameen
John E. McCormac

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Kenneth Lozier

Technology Committee
Leslie Florio (Chair)
Marianne Deane
John E. McCormac

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

E. MIAMI INTERNATIONAL TECHNOLOGIES, LLC

1. *Name*: Miami International Technologies, LLC
   Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 12, 2010.

4. *Brief description of nature and extent of affiliation*: Miami International Technologies, LLC ("MIAX Technologies") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Technologies engages in the sale and licensing of trading and information technology to unrelated third parties.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated June 29, 2011 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated June 25, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Miami International Technologies, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer Jr.	President and Chief Information Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Harish Jayabalan	Executive Vice President – Chief Information Security Officer
Matthew Rotella	Executive Vice President – Chief Technology Officer
Randy Foster	Executive Vice President – Business Systems Development
Charles Blades	Senior Vice President – Controller
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Rodney Hester	Senior Vice President – Systems Infrastructure
Mitchell Garfinkel	Vice President – Finance
James O'Neil	Vice President and Director of Physical Security and Safety
Tia Toms	Vice President – Administration

Directors of Miami International Technologies, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

F. MIAX GLOBAL DERIVATIVES, LLC

1. *Name*: MIAX Global Derivatives, LLC (formerly MIAX Futures Holdco, LLC)
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on March 12, 2024.

4. *Brief description of nature and extent of affiliation*: MIAX Global Derivatives, LLC ("MIAX Global Derivatives") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner. M 402 Holdings, LLC, and M 7 Holdings, LLC, are wholly-owned subsidiaries of MIAX Global Derivatives.

5. *Brief description of business or functions*: MIAX Global Derivatives is a holding company for futures businesses.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated March 12, 2024 and Certificate of Amendment dated October 4, 2024 are attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated October 4, 2024 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Global Derivatives, LLC

Name	Title
Joseph W. Ferraro III	President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Kaitlin Meyer	Vice President – Chief Commercial Officer

Directors of MIAX Global Derivatives, LLC

Directors
Thomas P. Gallagher
Kurt M. Eckert

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

G. M 9 HOLDINGS, LLC

1. *Name*: M 9 Holdings, LLC (formerly MIAX Futures, LLC)
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on November 30, 2007.

4. *Brief description of nature and extent of affiliation*: M 9 Holdings, LLC ("M 9") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: M 9 has operated as a holding company for the outstanding membership interests in ConvexityShares, LLC. ConvexityShares, LLC was merged into M 9 on March 19, 2025.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Certificate of Formation dated March 10, 2021 and Certificate of Amendment dated April 25, 2024 are attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Third Amended and Restated Limited Liability Company Agreement dated May 1, 2024 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of M 9 Holdings, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer

Directors of M 9 Holdings, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

H. THE BERMUDA STOCK EXCHANGE

1. *Name*: The Bermuda Stock Exchange
Address: 110 Pitts Bay Road, 4th Floor, Pembroke, Bermuda HM 08

2. *Form of organization*: A body corporate incorporated pursuant to The Bermuda Stock Exchange Act 1992.

3. *Name of state, statute under which organized and date of incorporation*: Bermuda, The Bermuda Stock Exchange Company Act 1992, on March 10, 1993.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc., which is the applicant's 100% owner, is the owner of 100% of the outstanding shares of The Bermuda Stock Exchange ("BSX").

5. *Brief description of business or functions*: Stock Exchange located in Pembroke, Bermuda.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Memorandum of Association dated March 10, 1993, is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Bye-Laws dated July 21, 2003, are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of The Bermuda Stock Exchange

Name	Title
Gregory A. Wojciechowski	President & Chief Executive Officer
Gregory A. Wojciechowski	Secretary
Ailish Byrne	Chief Compliance Officer
Jacintha Pogson-Hughes	Chief Administration Officer

Council (Directors) of The Bermuda Stock Exchange

Council
Thomas P. Gallagher (Chair)
David Brown (Deputy Chair)
Jeff Conyers
Marianne Deane
Kurt M. Eckert
Caroline Kennedy
Mark Massad
Michael Neff
Robert D. Prunetti
Cynthia Schwarzkopf
Murray Stahl
Gregory A. Wojciechowski

Committees of The Bermuda Stock Exchange

Business Development Committee
Jeff Conyers
Michael Neff
Gregory A. Wojciechowski

Compensation Committee
Thomas P. Gallagher
David Brown
Jeff Conyers
Michael Neff

Executive Management Committee
Thomas P. Gallagher
David Brown
Jeff Conyers
Michael Neff

Listing Committee
Dudley Cottingham
Sharon Beesley
Miguel DaPonte
Gregory A. Wojciechowski
Gavin Woods

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

I. BSD NOMINEE LIMITED

1. *Name*: BSD Nominee Limited
Address: 110 Pitts Bay Road, 4th Floor, Pembroke, Bermuda HM 08

2. *Form of organization*: A body corporate incorporated pursuant to Bermuda, The Companies Act 1981.

3. *Name of state, statute under which organized and date of incorporation*: Organized in Bermuda under The Companies Act 1981 on October 24, 2001. Registered in Bermuda under Section 14 of The Companies Act 1981 on November 1, 2001.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc., which is the applicant's 100% owner, is the owner of 100% of the outstanding shares of The Bermuda Stock Exchange ("BSX"). BSX is the owner of 100% of the outstanding shares of BSD Nominee Limited.

5. *Brief description of business or functions*: To be the legal owner of shares held for the benefit of account holders of the Bermuda Securities Depository of BSX and to provide nominee services in relation to such shares.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Memorandum of Association dated October 24, 2001, and related documents is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: Not applicable.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of BSD Nominee Limited:

Name	Title
Gregory A. Wojciechowski	Secretary

Council (Directors) of BSD Nominee Limited

Council
Gregory A. Wojciechowski (Chair)
Ailish Byrne (Deputy Chair)

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

J. M 402 Holdings, LLC

1. *Name*: M 402 Holdings, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 27, 2020.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIAX Global Derivatives, LLC, which in turn is the sole member and owner of M 402 Holdings, LLC ("M 402"). MIAX Futures Exchange, LLC ("MIAX Futures") is a wholly-owned subsidiary of M 402.

5. *Brief description of business or functions*: M 402 is a holding company for the equity and voting securities of MIAX Futures.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated July 27, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated June 4, 2024 and Amended and Restated By-Laws dated June 4, 2024 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of M 402 Holdings, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer

Directors of M 402 Holdings, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

K. MIAX FUTURES EXCHANGE, LLC

1. *Name*: MIAX Futures Exchange, LLC (formerly Minneapolis Grain Exchange, LLC)
Address: 400 S 4th St, Minneapolis, MN 55415

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 1-101, et seq.), on April 15, 2010; converted to an LLC (Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)), on December 4, 2020.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIAX Global Derivatives, LLC, which in turn is the sole member and owner of M 402 Holdings, LLC, which in turn is the sole member and owner of 100% of the equity and voting securities of MIAX Futures Exchange, LLC ("MIAX Futures").

5. *Brief description of business or functions*: MIAX Futures is a designated contract market and derivatives clearing organization that operates under the regulatory oversight of the Commodity Futures Trading Commission pursuant to Section 5 of the Commodity Exchange Act 7 U.S.C. §7.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Certificate of Formation dated October 3, 2024 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated October 1, 2024 and Amended and Restated Bylaws dated June 29, 2025 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Futures Exchange, LLC

Name	Title
Ethan Ongstad	Interim President
Jacob R. Fedje	Vice President – Head of Clearing and Chief Risk Officer
Lindsay R. Hopkins	Vice President – Chief Compliance Officer, Senior Counsel, Corporate Secretary
Joshua C. Markou	Chief Financial Officer & Treasurer
Peter D. Sparby	Vice President – Chief Regulatory Officer

Directors of MIAX Futures Exchange, LLC

Directors
Thomas P. Gallagher (Chair)
De'Ana H. Dow
Michael V. Dunn
Kurt M. Eckert
David S. Fleming
Bradley Griffith
William V. Looney, Jr.
Kenneth Lozier
Christopher T. Matzdorf
Kerry L. Melius
Jill E. Sommers
Murray Stahl

Standing Committees of MIAX Futures Exchange, LLC

Executive Committee
Thomas P. Gallagher (Chair)
De'Ana H. Dow
Bradley Griffith
Kenneth W. Lozier
Kerry L. Melius

Audit Committee
Kurt M. Eckert (Chair)
De'Ana H. Dow
Michael V. Dunn
Bradley Griffith
Kenneth W. Lozier

Regulatory Oversight Committee
De'Ana H. Dow (Chair)
Michael V. Dunn
Kurt M. Eckert
Bradley Griffith
Jill E. Sommers

Risk Committee
Bradley Griffith (Chair)
De'Ana H. Dow
Kurt M. Eckert
Kenneth W. Lozier
Jill E. Sommers

Nominations Committee
Bradley Griffith (Chair)
Thomas P. Gallagher
Kenneth W. Lozier

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

L. MGEX REAL ESTATE HOLDINGS, LLC

1. *Name*: MGEX Real Estate Holdings, LLC
Address: 400 S 4th St, Minneapolis, MN 55415

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on February 26, 2024.

4. *Brief description of nature and extent of affiliation*: MGEX Real Estate Holdings, LLC is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MGEX Real Estate Holdings, LLC is a holding company for real estate.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated February 26, 2024 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated March 19, 2024 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MGEX Real Estate Holdings, LLC

Name	Title
Lance Emmons	Executive Vice President – Chief Financial Officer
Barbara Comly	Secretary
Ethan Ongstad	Vice President – Futures Business Strategy and Chief of Staff
Blake Tiedeman	Assistant Vice President – Real Estate Operations

Directors of MGEX Real Estate Holdings, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

M. MIAX GLOBAL, LLC

1. *Name*: MIAX Global, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 30, 2015.

4. *Brief description of nature and extent of affiliation*: MIAX Global, LLC ("MIAX Global") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Global focuses on the company's trading, technology and other projects primarily based outside the United States.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated June 25, 2021 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated June 25, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Global, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Lance Emmons	Executive Vice President and Chief Financial Officer
Gregory A. Wojciechowski	President

Directors of MIAX Global, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

N. MIAX Products, LLC

1. *Name*: MIAX Products, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, 805 ILCS 180, on January 25, 2019.

4. *Brief description of nature and extent of affiliation*: MIAX Products, LLC ("MIAX Products") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: Development of financial products.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Articles of Organization dated October 5, 2021 are attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated October 5, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Products, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President

Directors of MIAX Products, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

O. DORMAN TRADING, LLC

1. *Name*: Dorman Trading, LLC
Address: 141 W. Jackson Boulevard, Suite 1900, Chicago, Illinois 60604

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, 805 ILCS 180, on June 18, 2015.

4. *Brief description of nature and extent of affiliation*: Dorman Trading, LLC ("Dorman Trading") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: Dorman Trading is a full-service futures commission merchant (FCM) providing execution and clearing services for introducing brokers, retail customers, institutional clients and professional traders on a number of futures exchanges.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Articles of Organization dated June 18, 2015 are attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Fourth Amended and Restated Operating Agreement and Bylaws dated October 19, 2022 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of Dorman Trading, LLC</u>

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Daniel P. Dorman	Senior Vice President, Chief Operating Officer and Assistant Secretary
David Dorman	Senior Vice President, Operations
Marie Schmucker	Chief Financial Officer
Michael Higgins	Chief Compliance Officer
Mark Robertson	Vice President, Clearing and Floor Operations
Brian Gaffud	Vice President, Director of Business Development
Michael Stanton	Vice President, Business Development
Wesley Chiu	Vice President – Finance
Barbara J. Comly	Secretary

<u>Directors of Dorman Trading, LLC</u>

Directors
Thomas P. Gallagher (Chair)
Robert D. Prunetti
Brian Duggan

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

P. M 7 HOLDINGS, LLC

1. *Name*: M 7 Holdings, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on November 15, 2022.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIAX Global Derivatives, LLC, which in turn is the sole member and owner of M 7 Holdings, LLC ("M 7"). LedgerX LLC d/b/a MIAX Derivatives Exchange ("MIAXdx") is a wholly-owned subsidiary of M 7.

5. *Brief description of business or functions*: M 7 is a holding company for MIAX Derivatives Exchange.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated November 15, 2022 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated June 4, 2024 and Amended and Restated By-Laws dated June 4, 2024 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of M 7 Holdings, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer

Directors of M 7 Holdings, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

Q. LedgerX LLC d/b/a MIAX Derivatives Exchange

1. *Name*: LedgerX LLC d/b/a MIAX Derivatives Exchange (“MIAXdx”)
Address: 7 Roszel Road, Suite 1A, Princeton, NJ 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on April 8, 2014.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIAX Global Derivatives, LLC, which in turn is the sole member and owner of M 7 Holdings, LLC, which in turn is the sole member and owner of 100% of the equity and voting securities of MIAXdx.

5. *Brief description of business or functions*: MIAXdx is a swap execution facility, derivatives clearing organization and designated contract market regulated by the Commodity Futures Trading Commission.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated April 8, 2014, is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated July 31, 2023, is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Derivatives Exchange

Name	Title
Zachary Dexter	Chief Executive Officer; duties of Chief Technology Officer on a temporary basis
Josh Markou	Chief Financial Officer
Brian Mulherin	General Counsel
Caroline Arnold	Chief Compliance Officer and Chief Regulatory Officer on an interim basis
James Outen	Chief Risk Officer and Chief Economist
Ryan Scott Mendel	Chief Information Officer
Barbara J. Comly	Corporate Secretary

Directors of MIAX Derivatives Exchange

Directors
Thomas P. Gallagher (Chair)
Bryan Bishop
Lindsay L. Burbage
Zachary Dexter
Kurt M. Eckert
Jerome Kemp

Kenneth Lozier
Lisa Moore
Robert D. Prunetti
Jill Sommers

Standing Committees of MIAX Derivatives Exchange

Regulatory Oversight Committee
Lindsay L. Burbage
Jerome Kemp
Jill Sommers

Risk Management Committee
Zachary Dexter
Kurt M. Eckert
Thomas P. Gallagher
Kenneth Lozier
Lisa Moore

Participant Committee
Lindsay L. Burbage
Zachary Dexter
Lisa Moore

Nominating Committee
Lindsay L. Burbage
Kurt M. Eckert
Robert D. Prunetti
Jill Sommers
Kenneth Lozier

Disciplinary Panel
Bryan Bishop
Jerome Kemp
Jill Sommers

Appeals Committee
Kurt M. Eckert
Kenneth Lozier
Lisa Moore

Audit Committee
Kurt M. Eckert
Lisa Moore
Robert D. Prunetti

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

R. MIH EAST HOLDINGS, LIMITED

1. *Name*: MIH East Holdings, Limited
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Private Limited Company.

3. *Name of state, statute under which organized and date of incorporation*: England and Wales, Companies Act 2006, on March 20, 2023.

4. *Brief description of nature and extent of affiliation*: MIH East Holdings, Limited ("MIH East") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIH East is a holding company that holds all of the issued and outstanding shares of The International Stock Exchange Group Limited ("TISEG"), a company incorporated in Guernsey, which is the sole owner of The International Stock Exchange Authority Limited ("TISEA"), a company incorporated in Guernsey.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Incorporation dated March 20, 2023, is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Articles of Association are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIH East Holdings, Limited

Name	Title
Thomas P. Gallagher	Chief Executive Officer
Lance Emmons	Chief Financial Officer

Directors of MIH East Holdings, Limited

Directors
Thomas P. Gallagher
Lance Emmons

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

S. THE INTERNATIONAL STOCK EXCHANGE GROUP LIMITED

1. *Name*: The International Stock Exchange Group Limited
Address: Helvetia Court, Block B, 3rd Floor, Les Echelons, St Peter Port, Guernsey, GY1 1AR

2. *Form of organization*: A company limited by shares incorporated pursuant to the Companies (Guernsey) Law, 2008 (as amended).

3. *Name of state, statute under which organized and date of incorporation*: Guernsey, the Companies (Guernsey) Law, 2008 (as amended), on November 14, 2013 with the name The Channel Islands Securities Exchange Limited; Certificate of Change of Name to The International Stock Exchange Group Limited on March 6, 2017.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIH East Holdings, Limited, which in turn is the sole owner of The International Stock Exchange Group Limited ("TISEG") as of June 5, 2025. TISEG is the sole owner of The International Stock Exchange Authority Limited ("TISEA").

5. *Brief description of business or functions*: TISEG is a holding company that holds all of the issued and outstanding shares of TISEA. TISEG, via its subsidiary, TISEA, provides financial markets and securities services to public and private companies. TISEA is licensed by the Guernsey Financial Services Commission to operate an investment exchange, known as The International Stock Exchange ("TISE"). TISE's Qualified Investor Bond Market ("QIBM") is a leading market in Europe for listing high yield bonds, private equity debt and has a growing reputation for listing securitization transactions. TISE offers trading in domestic equities, UK Real Estate Investment Trusts ("REITs") and hosts a sustainable finance segment, TISE Sustainable. TISEG is headquartered in Guernsey, Channel Islands.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Incorporation dated November 14, 2013, Memorandum of Incorporation dated November 14, 2013, Certificate of Name Change dated March 6, 2017, and Articles of Incorporation dated April 24, 2025, are attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: Not applicable.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of The International Stock Exchange Group Limited</u>

Name	Title
Cees Vermaas	Chief Executive Officer and Director
Robbie Andrade	Chief Operating Officer
Andrew Watchman	Chief Financial Officer and Director
Emily Humphry	Chief Governance Officer and Company Secretary

<u>Directors of The International Stock Exchange Group Limited</u>

Directors
Thomas P. Gallagher (Chair)
Kurt M. Eckert
Caroline Mackenzie Kennedy
Cees Vermaas (Executive Director)
Andrew Watchman (Executive Director)

Committees of The International Stock Exchange Group Limited

TISE Risk Committee
Nicholas Bayley (Chair)
Philip Braun
Kurt M. Eckert

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

T. THE INTERNATIONAL STOCK EXCHANGE AUTHORITY LIMITED

1. *Name*: The International Stock Exchange Authority Limited
Address: Helvetia Court, Block B, 3rd Floor, Les Echelons, St Peter Port, Guernsey, GY1 1AR

2. *Form of organization*: A company limited by shares incorporated pursuant to the Companies (Guernsey) Law, 2008 (as amended).

3. *Name of state, statute under which organized and date of incorporation*: Guernsey, the Companies (Guernsey) Law, 2008 (as amended), on November 14, 2013 with the name The Channel Islands Securities Exchange Authority Limited; Certificate of Change of Name to The International Stock Exchange Authority Limited on April 26, 2017.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIH East Holdings, Limited, which in turn is the sole owner of The International Stock Exchange Group Limited ("TISEG") as of June 5, 2025. The International Stock Exchange Authority Limited ("TISEA") is a wholly-owned subsidiary of TISEG.

5. *Brief description of business or functions*: TISEA is licensed by the Guernsey Financial Services Commission to operate an investment exchange under the Protection of Investors (Bailiwick of Guernsey) Law, 2020. TISEA acts as the frontline regulator for The International Stock Exchange ("TISE").

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Incorporation dated November 14, 2013, Certificate of Change of Name dated April 26, 2017, and Memorandum and Articles of Incorporation dated November 14, 2013 are attached

8. *A copy of existing by-laws or corresponding rules or instruments*: Not applicable.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of The International Stock Exchange Authority Limited

Name	**Title**
Cameron Craine	Head of Listings and Director
Jonathan Richards	Head of Market Regulation and Director
Emily Humphry	Chief Governance Officer and Company Secretary

Directors of The International Stock Exchange Authority Limited

Directors
Nicholas Bayley (Chair)
Philip Braun
Cameron Craine (Executive Director)
Jonathan Richards (Executive Director)

Standing Committees of The International Stock Exchange Authority Limited

Listing and Membership Committee
Cameron Craine
Jonathan Richards
Adrian D'Arcy
Josalen Manaloto
Petrus Roos

TPM Oversight Committee
Cameron Craine
Jonathan Richards
Adrian D'Arcy
Josalen Manaloto
Petrus Roos

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

EXHIBIT F

<u>Exhibit Request</u>:

A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.

2. Application for approval as a person associated with a member, participant, or subscriber of the entity.

3. Any other similar materials.

<u>Response</u>:

1. Pre-Application Survey (MIAX, PEARL Options, EMERALD & SAPPHIRE)
2. Clearing Member Give-Up Authorization and Guarantee (MIAX, PEARL Options, EMERALD & SAPPHIRE)
3. Universal Give-Up & Designated Clearing Advisement (MIAX, PEARL Options, EMERALD & SAPPHIRE)
4. Volume Aggregation Request Form (MIAX, PEARL Options, EMERALD & SAPPHIRE)
5. User Agreement (MIAX, PEARL Options, PEARL Equities, EMERALD & SAPPHIRE)
6. Non-Member Service Bureau Agreement (MIAX, PEARL Options, PEARL Equities, EMERALD & SAPPHIRE)
7. Vendor Agreement (MIAX, PEARL Options, PEARL Equities, EMERALD & SAPPHIRE)

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a Member.

EXHIBIT J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**

2. **Title.**

3. **Dates of commencement and termination of term of office or position.**

4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).**

Response:

1. **Officers of MIAX Emerald, LLC**

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer/President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer/Treasurer
Joseph S. Bracco	Executive Vice President – Global Head of Sales
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Randy Foster	Executive Vice President – Business Systems Development
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
Matthew Rotella	Executive Vice President – Chief Technology Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Charles Blades	Senior Vice President – Controller
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Todd Borneman	Vice President – Data Services

Name	Title
Kateryna Brezitska	Vice President – Systems Requirements and Analysis
Daniel Brill	Vice President – Systems Requirements
Liang Cao	Vice President – Business Systems Development
Christopher Chapman	Vice President – Strategic Planning & Business Development
Neil Collins	Vice President – Regulatory Operations
Jonathan S. Dowd	Vice President – Systems Requirements
Laurence Gardner	Vice President – Regulatory Operations
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Joseph P. Kamnik	Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Ronald Miller	Vice President – Compliance
Brendan Murphy	Vice President – Member Relations and Development
Lawrence O’Leary	Vice President – Regulatory Oversight
James O’Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Bruce Ulriksen	Vice President – Regulatory Operations, Trading Floor Oversight
Gregory Ziegler	Vice President – Senior Counsel
Nathan Gaudio	Assistant Vice President – Strategic Planning & Business Development
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Tao Pan	Assistant Vice President – Associate Counsel
Ketan Patel	Assistant Vice President – Information Security
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Priya Rege	Assistant Vice President – Business Systems Development
Gagan Singh	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel

The officers of the Exchange serve until their successors are appointed in accordance with the By-Laws of the Exchange. Officers of the Exchange serve at the direction of the Board of Directors.

2. Directors of MIAX Emerald, LLC

Name	Classification	Term of Office	Type of Business
Thomas P. Gallagher	Industry	So long as CEO of the Company	Securities Exchange
David S. Fleming	Industry/Member Representative	Class I – 2026	Business Development – Options – Jump Trading, LLC

Name	Classification	Term of Office	Type of Business
Kimberly M. Guadagno	Non-Industry/ Independent	Class I – 2026	Law Firm Partner – Connell Foley LLP; Executive Director – Mercy Center Corp.; Former NJ Lt. Governor and Secretary of State
Robert D. Prunetti	Non-Industry	Class I – 2026	President – Phoenix Ventures, LLC
Lindsay L. Burbage	Non-Industry/ Independent	Class II - 2027	Attorney (Retired)
Paul Jiganti	Industry/Member Representative	Class II – 2027	Consultant
John E. McCormac	Non-Industry/ Independent	Class II – 2027	Township Mayor – Woodbridge, New Jersey; Former New Jersey State Treasurer
Liam Smith	Industry	Class II – 2027	Head of Corporate Strategy – Optiver US
Marianne Deane	Non-Industry/ Independent	Class III – 2028	Community Volunteer
Kurt M. Eckert	Industry	Class III – 2028	Former Partner and Head of Market Structure – Wolverine Trading, LLC
Leslie Florio	Non-Industry/ Independent	Class III – 2028	Community Volunteer
Richard Herr	Industry	Class III – 2028	Managing Director – Piper Sandler
Adam Hoffman	Industry/Member Representative	Class III – 2028	Chief Operating Officer – IMC Financial Markets
Joseph M. Kyrillos, Jr.	Non-Industry/ Independent	Class III – 2028	Director – Newport Capital Group; Principal – SK Partners; Former NJ Senator, 13th District

3. **Standing Committees of MIAX Emerald, LLC**

AUDIT COMMITTEE	
Name	**Classification**
Robert D. Prunetti (Chair)	Non-Industry
Joseph M. Kyrillos Jr.	Non-Industry/Independent
John E. McCormac	Non-Industry/Independent

REGULATORY OVERSIGHT COMMITTEE	
Name	**Classification**
Lindsay L. Burbage (Chair)	Non-Industry/Independent
Leslie Florio	Non-Industry/Independent
Kimberly M. Guadagno	Non-Industry/Independent

APPEALS COMMITTEE	
Name	**Classification**
Marianne Deane (Chair)	Non-Industry/Independent
Kurt M. Eckert	Industry
Paul Jiganti	Industry/Member Representative

TECHNOLOGY COMMITTEE	
Name	**Classification**
Leslie Florio (Chair)	Non-Industry/Independent
Marianne Deane	Non-Industry/Independent
David S. Fleming	Industry/Member Representative
John E. McCormac	Non-Industry/Independent

Member Firm: Member Firm CRD #:

Address:

City: State: Zip Code:

Member Firm Telephone #:

Name of Individual Making Application:

Title: Telephone #:

Name of Individual Making Application's Email Address:

I. Type of Membership

- **Miami International Securities Exchange, LLC ("MIAX")**
  - Primary Lead Market Maker Member
  - Lead Market Maker Member
  - Registered Market Maker Member
  - Electronic Exchange Member
    - Order Flow
    - Self-Clearing #(s):
    - Arrangement with #(s):

- **MIAX Emerald, LLC ("MIAX Emerald")**
  - Primary Lead Market Maker Member
  - Lead Market Maker Member
  - Registered Market Maker Member
  - Electronic Exchange Member
    - Order Flow
    - Self-Clearing #(s):
    - Arrangement with #(s):

- **MIAX PEARL, LLC ("MIAX Pearl")**
  - Market Maker Member
  - Electronic Exchange Member
    - Order Flow
    - Self-Clearing #(s):
    - Arrangement with #(s):

- **MIAX Sapphire, LLC ("MIAX Sapphire")**
  - Market Maker Member
  - Electronic Exchange Member
    - Order Flow
    - Self-Clearing #(s):
    - Arrangement with #(s):
  - Floor Market Maker Member
  - Floor Broker Dealer

II. Organizational Structure

☐ Limited Liability Company ☐ Partnership ☐ Corporation ☐ Other: ____

III. Business and Operating Information

Type of trading activities description:

Description of market maker, order routing, and processing systems:

Application Contact:

Name:		Title:	
Telephone:		Email:	

Technical Contact:

Name:		Title:	
Telephone:		Email:	

Trading/Business Contact:

Name:		Title:	
Telephone:		Email:	

Regulatory Contact:

Name:		Title:	
Telephone:		Email:	

IV. Miscellaneous Information

Designated Examining Authority:

Will your firm require connectivity to MIAX?	☐ Yes	☐ No
Will your firm require connectivity to MIAX Pearl?	☐ Yes	☐ No
Will your firm require connectivity to MIAX Emerald?	☐ Yes	☐ No
Will your firm require connectivity to MIAX Sapphire?	☐ Yes	☐ No

Will your firm be routing orders to MIAX through another firm? ☐ Yes ☐ No

Explain:

Will your firm be routing orders to MIAX Pearl through another firm? ☐ Yes ☐ No

Explain:

Will your firm be routing orders to MIAX Emerald through another firm? ☐ Yes ☐ No

Explain:

Will your firm be routing orders to MIAX Sapphire through another firm? ☐ Yes ☐ No

Explain:

Will your firm be doing a public business? ☐ Yes ☐ No

Will your firm receive Market Data from MIAX? ☐ Yes ☐ No

Will your firm receive Market Data from MIAX Pearl? ☐ Yes ☐ No

Will your firm receive Market Data from MIAX Emerald? ☐ Yes ☐ No

Will your firm receive Market Data from MIAX Sapphire? ☐ Yes ☐ No

Is your firm (or an affiliate) publicly traded? Symbol: Exchange: ☐ No

Is your firm affiliated with a MIAX member? ☐ Yes ☐ No

If Yes, Firm Name: MIAX EXCHANGE(s):

Clearing Member Give-Up Authorization and Guarantee

Name of Clearing Member

M.P.I.D.

Name of Exchange Member

Clearing #

☐ MIAX ☐ MIAX Pearl ☐ MIAX Emerald ☐ MIAX Sapphire

In accordance with Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX Pearl"), MIAX Emerald, LLC ("MIAX Emerald"), and MIAX Sapphire, LLC ("MIAX Sapphire") (individually or collectively referred to herein as the "Exchange", as applicable) Rule 209, the undersigned Clearing Member authorizes the above Exchange Member to give up Clearing Member's OCC# Acronym listed above on the Exchange and Clearing Member advises the Exchange that it guarantees and assumes financial responsibility for all transactions on the Exchange resulting from orders, bids, offers and other messages that are transmitted to the Exchange by such Exchange Member through the above-listed acronym of Clearing Member.

The Clearing Member guarantees and assumes financial responsibility for such transactions on the Exchange even if orders, bids, offers or other messages transmitted to the Exchange by the Exchange Member through the foregoing acronym of Clearing Member (i) were entered as a result of a failure in applicable security and/or credit controls, (ii) were entered by an unknown or unauthorized user, or (iii) exceeded Clearing Member's credit parameters.

This Clearing Member Guarantee shall remain in effect until the Clearing Member submits a written notice of revocation to the Exchange and also advises the appropriate Exchange personnel by telephone of the revocation notice. Such notice shall be deemed effective once the Exchange confirms to the Clearing Member that its revocation instruction has been effected in the Exchange's operating system.

A revocation shall in no way relieve a Clearing Member of responsibility for transactions guaranteed prior to the effective time of such Exchange-acknowledged revocation.

Name of Authorized Signatory of Clearing Member

Title

Signature of Authorized Signatory of Clearing Member

Date

Name of Authorized Signatory of Exchange Member

Title

Signature of Authorized Signatory of Exchange Member

Date

Universal Give-Up & Designated Clearing Advisement

Date			
Member Firm Name		Firm CRD#	
Contact Name		Title	
Telephone		Email	

The above-referenced member firm requests Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX Pearl"), MIAX Emerald, LLC ("MIAX Emerald"), and/or MIAX Sapphire, LLC ("MIAX Sapphire") to activate or terminate give-ups for the following Options Clearing Corporation ("OCC") clearing firm(s).

Exchange: ☐ MIAX ☐ MIAX Pearl ☐ MIAX Emerald ☐ MIAX Sapphire

OCC Clearing Firm Name: ______ OCC #: ______

☐ Activate Give-Up ☐ Terminate Give-Up

Exchange: ☐ MIAX ☐ MIAX Pearl ☐ MIAX Emerald ☐ MIAX Sapphire

OCC Clearing Firm Name: ______ OCC #: ______

☐ Activate Give-Up ☐ Terminate Give-Up

Exchange: ☐ MIAX ☐ MIAX Pearl ☐ MIAX Emerald ☐ MIAX Sapphire

OCC Clearing Firm Name: ______ OCC #: ______

☐ Activate Give-Up ☐ Terminate Give-Up

Exchange: ☐ MIAX ☐ MIAX Pearl ☐ MIAX Emerald ☐ MIAX Sapphire

OCC Clearing Firm Name: ______ OCC #: ______

☐ Activate Give-Up ☐ Terminate Give-Up

Exchange: ☐ MIAX ☐ MIAX Pearl ☐ MIAX Emerald ☐ MIAX Sapphire

OCC Clearing Firm Name: ______ OCC #: ______

☐ Activate Give-Up ☐ Terminate Give-Up

Exchange: ☐ MIAX ☐ MIAX Pearl ☐ MIAX Emerald ☐ MIAX Sapphire

OCC Clearing Firm Name: ______ OCC #: ______

☐ Activate Give-Up ☐ Terminate Give-Up

This request for volume aggregation and detailed execution information is made to Miami International Securities Exchange, LLC ("MIAX Options"), MIAX PEARL, LLC ("MIAX Pearl"), MIAX Emerald, LLC ("MIAX Emerald") and/or MIAX Sapphire, LLC ("MIAX Sapphire") (each, an "Exchange") by the Members noted below. This request should be completed by Members who are affiliated as evidenced on each Member's Form BD or who have been appointed as an Appointed Electronic Exchange Member ("Appointed EEM") / Appointed Market Maker pursuant to the Exchange's fee schedule. The term "Affiliate" means (i) an affiliate of a Member of at least 75% common ownership between the firms as reflected on each firm's Form BD, Schedule A, or (ii) the Appointed Market Maker of an Appointed EEM (or, conversely, the Appointed EEM of an Appointed Market Maker).

The Members noted below would like to request aggregation of all options volume submitted to the Exchange by each Member with an approved trading ID. Additionally, the Members request detailed execution information for all aggregated volume.

By signing below, each Member acknowledges and agrees that the other Member will have access to the same information and releases each Exchange from any liability associated with providing detailed execution information. An executed version of this Request can be delivered to the Exchange via email to MembershipCORE@miaxglobal.com.

Select Exchange (required): ☐ MIAX Options ☐ MIAX Pearl ☐ MIAX Emerald ☐ MIAX Sapphire

Member Name: ____________________ CRD # ____________________

____________________ ____________________

Signature of Authorized Person Date

Printed Name: ____________________ ____________________

Title

Member Name: ____________________ CRD # ____________________

____________________ ____________________

Signature of Authorized Person Date

Printed Name: ____________________ ____________________

Title

This User Agreement (this "Agreement"), with an effective date as of the date executed on the signature page hereof, is made by and between Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX Pearl"), MIAX Emerald, LLC ("MIAX Emerald"), and/or MIAX Sapphire, LLC ("MIAX Sapphire"), Delaware limited liability companies, with principal offices at 7 Roszel Road, Suite 1A, Princeton, NJ 08540 (individually or collectively referred to herein as the "Exchange" as applicable), and the User of Exchange Services described below. Currently, a User can be an Exchange Member, a Sponsored User as set forth in Exchange Rule 210, as may be amended or re-numbered from time to time, or such other person or entity as Exchange rules may allow.

1. Term of the Agreement

This Agreement will continue until terminated pursuant to the terms of this Agreement.

2. Services

Subject to the terms and conditions of this Agreement, User will have the right to access the Exchange to enter orders on the Exchange, receive status updates on orders, cancel orders, execute trades against orders on the Exchange limit order book and to receive data feeds from the Exchange ("Exchange Data") containing information regarding User's open orders, executions and volume on the Exchange (collectively, the "Services"). User acknowledges and agrees that nothing in this Agreement constitutes an understanding by the Exchange to continue any aspect in its current form. The Exchange may from time to time make additions, deletions or modifications to the Services. User acknowledges and agrees that the Exchange may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use the Exchange in accordance with the Amended and Restated Limited Liability Company Agreement, By-Laws, Rules and Procedures of the Exchange, as amended or re-numbered from time to time (collectively, the "Exchange Rules"). In the event of a conflict between the Exchange Rules and this Agreement, the Exchange Rules shall prevail. The Exchange reserves the right to modify or change the Services provided the Exchange notifies User prior to the effectiveness of the modification and User's continued use of the Services following the modification will constitute User's acceptance of the modification.

3. Compliance

Except as otherwise provided herein, with respect to all orders submitted to the Exchange by User, it is the sole responsibility of User to ensure compliance, by itself, its customers and its representatives, with all applicable United States federal and state laws, rules, and regulations as well as those of FINRA or any other self-regulatory organization of which the User is a member to the extent applicable to User. User represents and warrants that: (i) it will use the Exchange only if and when it is duly authorized to use the Exchange pursuant to the Exchange Rules; (ii) it agrees to be bound by, and will only use the Exchange in compliance with, the Exchange Rules; (iii) it is and will remain responsible for its use of the Exchange and the use of the Exchange by any of its associated persons, employees, customers or agents or, if User is a member of the Exchange, by any person which has entered into a Sponsored Access arrangement with User to use the Exchange (a "Sponsored User"); (iv) it will maintain and keep current a list of all associated persons in accordance with MIAX, MIAX Emerald, and MIAX Sapphire Rule 1900 and MIAX Pearl Rule 3100, as may be amended or re-numbered from time to time, all Registered Options Traders as specified in MIAX and Emerald Rule 601, or all Market Maker Authorized Traders as specified in MIAX Pearl and MIAX Sapphire Rule 601, as applicable, as the same may be amended or re-numbered from time to time, and any other authorized individuals who may obtain access to the Exchange on behalf of User and/or any Sponsored User(s) and any other authorized individuals who may obtain access to User's Data (as defined below) that is transmitted to or maintained by any third party vendors of the Exchange; and (v) it will familiarize User's authorized individuals with all of User's obligations under this Agreement and will assure that they receive appropriate training prior to any use of or access to the Exchange.

4. Monitoring

User acknowledges and agrees that the Exchange will monitor the use of the Exchange by User for compliance with all applicable laws and regulations, including, without limitation, the Exchange Rules. User acknowledges its responsibility to monitor its associated persons, employees, agents and customers for compliance with the Exchange Rules, the rules and regulations of any self-regulatory organizations of which User is a member and all applicable federal and state laws.

5. Settlement of Transactions

User agrees that it is User's absolute, unconditional, and unassignable obligation, in connection with each securities transaction effected by User on the Exchange to ensure the timely delivery of the subject securities and/or funds as well as any required remittance of interest, dividend payments and/or other distributions in compliance with applicable laws and rules, including, without limitation, relevant rules under the Securities Exchange Act of 1934, as amended (the "Act") as well as the rules of any qualified clearing agency. User will promptly notify the Exchange in writing upon becoming aware of any material change in or to User's clearing arrangements. The Exchange retains the right to break any trade without liability to User or any of User's customers in accordance with Exchange Rule 521 (Nullification and Adjustment of Option Transactions Including Obvious Errors), as may be amended or re-numbered from time to time.

6. Sponsored Users

Notwithstanding the Exchange's execution and delivery to User of a copy of this Agreement, if User is a Sponsored User, and not a member of the Exchange, as a condition to initiating and continuing access to the Exchange, User must enter into and maintain customer agreements with one or more sponsoring members of the Exchange establishing proper relationship(s) and account(s) through which User may trade on the Exchange. Such customer agreement(s) must incorporate the sponsorship provisions set forth in the Exchange Rules.

7. Connectivity

User is solely responsible for providing and maintaining all necessary electronic communications with the Exchange, including, wiring, computer hardware, software, communication's line access, and networking devices.

8. Market Data

User hereby grants to the Exchange and any of its third party vendors a non-exclusive, non-assignable, non-transferable, worldwide, irrevocable license to receive, to use and to store information and data that User or User's agent enters into the Exchange (collectively, the "User's Data") for the following purposes: as part of Exchange Data for performing self-regulatory functions; for internal commercial purposes (i.e., purposes that do not include disclosing, publishing, or distributing outside of the Exchange); and for use as part of Exchange market data products (i.e., products that include disclosure, publication, or distribution to third parties), provided that: (i) such market data products are provided in an aggregate manner that does not directly or indirectly identify User as the source of the information; and (ii) fees for any such market data products are filed with the Securities and Exchange Commission ("SEC") in accordance with the requirements of Section 19 of the Act. User further acknowledges and agrees that the Exchange may disclose to and use third party vendors who may receive and store User's Data for billing or other purposes from time to time and that the Exchange cannot guarantee that any third party vendor has adequate safeguards or that any safeguards will provide absolute protection and will not be breached and that, as a result, the User's Data will not be destroyed, lost, altered or disclosed. User hereby agrees to hold harmless the Exchange and any of its affiliates, parent, subsidiaries and their respective officers, directors, employees and agents, from and against any claims arising out of or relating to the destruction, loss, alteration or unauthorized disclosure of User's Data by such third party vendor or by or any other third party, including without limitation, damages, other monetary relief, costs and reasonable fees in connection therewith. Subject to the foregoing license, as between the Exchange and User, User retains all ownership and other rights associated with User's Data. No provision in this Agreement shall impair any right, interest, or use of User's Data granted by operation of SEC rules or any other rule or law. User represents and warrants that, with respect to User's Data: (i) User owns or has sufficient rights in and to User's Data to authorize the Exchange and any of its third party vendors to use User's Data to perform all obligations under this Agreement with respect thereto; (ii) use or delivery of User's Data by User or the Exchange or any of its third party vendors will not violate the proprietary rights (including, without limitation, any privacy rights) of any party; and

(iii) use or delivery of User's Data by User or Exchange or any of its third party vendors will not violate any applicable law or regulation.

9. Restrictions on Use; Security

Unless otherwise required by law, User may not sell, lease, furnish or otherwise permit or provide access to the Exchange or any information or data made available therein (with the exception of User's Data) to any other entity or to any individual that is not User's associated persons, employee, customer, agent or Sponsored User. User accepts full responsibility for its employees', customers', agents' and Sponsored Users' use of the Exchange, which use must comply with the Exchange Rules and the User's obligations under this Agreement. User will take reasonable security precautions to prevent unauthorized use of or access to the Exchange, including unauthorized entry of information into the Exchange, or the information and data made available therein. Without limiting the generality of the foregoing, User shall insure that all internal use of Exchange Data:

(i) clearly and prominently identify the information as originating from the Exchange where applicable; (ii) is adequately protected to prevent unauthorized access; and (iii) is not altered by User to make it materially incorrect or misleading in any way. User understands and agrees that User is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of User's authorized traders, and for the trading and other consequences thereof, except in the event of willful misconduct, fraud or a breach of this Agreement by the Exchange that results in unauthorized access by other parties. User may not convey, retransmit, republish or rebroadcast any Exchange Data to any outside party unless it signs and complies with a separate Exchange Data Vendor Agreement. Each party shall install and maintain at all times during the term of this Agreement a corporate "firewall" protecting its computer network in accordance with commercially reasonable specifications and standards. The Exchange shall not include in the operation of the Exchange or the Services provided under this Agreement any computer code designed to disrupt, disable, harm, or otherwise impede in any manner, including aesthetic disruptions or distortions, the operation of User's computer system, or any other associated software, firmware, hardware, computer system or network (sometimes referred to as "viruses" or "worms"), or that would disable such system or impair in any way its operation based on the elapsing of a period of time, advancement to a particular date or other numeral (sometimes referred to as "time bombs", "time locks", or "drop dead" devices), or any other similar harmful, malicious or hidden programs, procedures, routines or mechanisms which would cause such programs to cease functioning, or provide or allow unauthorized access to the User's system, or to damage or corrupt data, storage media, programs, equipment or communications, or otherwise interfere with operations. In addition, the Exchange shall implement a commercially reasonable method to intercept and block or delete any such viruses, worms, time bombs, time locks, drop dead devices or other malicious or harmful programs, procedures, routines or mechanisms, and carry out on a regular basis, no less frequently than monthly, and more frequently as reasonably required, a commercially reasonable method to scan its computer system and eliminate from it any such malicious or harmful programs, procedures, routines or mechanisms.

10. Information

(a) Confidentiality. Both parties acknowledge that: (i) the Exchange and the information and data made available therein, incorporate confidential and proprietary information developed, acquired by or licensed to the Exchange; and (ii) each party may receive or have access to other proprietary or confidential information disclosed and reasonably understood as confidential by the disclosing party (collectively, the "Information"). The receiving party will use the disclosing party's Information solely to perform its obligations under this Agreement including in the case of the Exchange any obligations performed through any of its third party vendors. The receiving party will take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including without limitation:(i) those taken by the receiving party to protect its own confidential information; and (ii) those which the disclosing party may reasonably request from time to time, the Exchange will not disclose the identity of User or User's customers to any of its other members or to any third parties in connection with orders, trades and other messages and instructions entered or executed by User on the Exchange, except as specifically authorized under this Agreement, including but not limited to any disclosure by the Exchange to any of its third party vendors, as required by a court or regulatory or self-regulatory authority with jurisdiction over Exchange or User, or to facilitate the clearance and settlement of a trade, or with written permission from User.

(b) Disclosure. The receiving party will not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this Agreement. User may not disclose any data or compilations of data made available to User by Exchange without the express, prior written authorization of the Exchange. The receiving party may also disclose Information in accordance with its regulatory obligations.

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party will immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relief. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party will provide the disclosing party with its reasonable cooperation in such actions that the disclosing party may request.

(d) Limitation. The receiving party will have no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party; (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality; (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees; or (iv) the receiving party is compelled to disclose by law, regulation or legal process provided by a court of competent jurisdiction or other governmental entity to whose jurisdiction the receiving party is subject.

11. Obvious and Catastrophic Errors Policy

User has read and agrees to the terms stipulated in Exchange Rule 521 (Nullification and Adjustment of Options Transactions Including Obvious Errors), as may be amended or re-numbered from time to time.

12. Corporate Names; Proprietary Rights

The Exchange and User each acknowledge and agree that the Exchange and User each have proprietary rights in their respective trade names, trademarks, service marks, logos, copyrights and patents, registered or unregistered (collectively, the "Marks"). The Exchange and User each agree that they shall not use the other party's Marks in any way that would infringe upon the rights of the other Party. Further, this Agreement shall not grant either party the right to use the other party's Marks in any marketing, promotional or other materials without the prior review and written consent of the other party.

13. Fees

By signing this Agreement, User agrees to make timely payment of all system usage fees, as may be set forth in the Exchange Rules, Fee Schedule or posted on the Exchange's web site, as well as any applicable late fees for the failure to make payment within the required time period. Fees are payable within 30 days of the invoice date. User will be solely responsible for any and all telecommunications costs and all other expenses incurred in linking to, and maintaining its link to, the Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of Services. User agrees to pay the Exchange a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute. Subject to the Act, the Exchange reserves the right to change its Fee Schedule with 48 hours prior notice to User (delivered via e-mail and posted to the Exchange web site). The provisions of this Section will survive the termination of this Agreement.

14. DISCLAIMER OF WARRANTY

THE SERVICES ARE PROVIDED AS-IS, WITHOUT WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED CONDITIONS OR WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE, ANY IMPLIED WARRANTY ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND OF ANY OTHER WARRANTY OR OBLIGATION WITH RESPECT TO THE SYSTEM OR ANY SOFTWARE OR OTHER MATERIALS MADE AVAILABLE TO USER AND ALL SUCH OTHER WARRANTIES ARE HEREBY DISCLAIMED. THERE IS NO GUARANTY THAT THE SERVICES PROVIDED BY THE EXCHANGE WILL MEET THE USER'S REQUIREMENTS, BE ERROR FREE, OR OPERATE WITHOUT INTERRUPTION. THE EXCHANGE GIVES NO WARRANTIES OF ANY KIND AS TO THE FITNESS, CAPACITY, OR CONDUCT OF ANY OTHER PERSON HAVING ACCESS TO THE EXCHANGE AND SHALL NOT BE HELD LIABLE TO OR THROUGH USER OR OTHERWISE FOR ANY THIRD PARTY VENDOR ACTIONS OR OMISSIONS RELATING TO USER'S DATA AND FOR ANY CLAIMS ARISING OUT OF OR RELATING TO THE DESTRUCTION, LOSS, ALTERATION OR UNAUTHORIZED DISCLOSURE OF USER'S DATA BY SUCH THIRD PARTY VENDOR, INCLUDING WITHOUT LIMITATION, DAMAGES, OTHER MONETARY RELIEF, COSTS AND REASONABLE FEES IN CONNECTION THEREWITH, AND FOR ANY USE OR ABUSE WHATSOEVER OF THE EXCHANGE BY ANOTHER PERSON HAVING ACCESS TO THE EXCHANGE, INCLUDING, WITHOUT LIMITATION, ANY FAILURE TO CONCLUDE TRANSACTIONS OR OBSERVE APPLICABLE MARKET REGULATIONS OR CONVENTIONS OR TO PAY REQUISITE TAXES OR OTHER CHARGES ON ANY TRANSACTIONS OR TO OTHERWISE ACT LAWFULLY.

15. NO LIABILITY FOR TRADES

ABSENT GROSS NEGLIGENCE, FRAUD OR WILLFUL MISCONDUCT BY THE EXCHANGE OR A CLAIM ARISING OUT OF THE EXCHANGE'S INDEMNIFICATION OBLIGATION, USER UNDERSTANDS AND AGREES THAT: (i) THE EXCHANGE IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH THE EXCHANGE; AND (ii) THE EXCHANGE IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING WITHOUT LIMITATION USER AND ANY PERSON FOR WHOM USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF THE EXCHANGE TO PERFORM SUCH PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER SUCH TRADE OR TRANSACTION. ABSENT GROSS NEGLIGENCE, FRAUD OR WILLFUL MISCONDUCT BY THE EXCHANGE OR A CLAIM ARISING OUT OF EXCHANGE'S INDEMNIFICATION OBLIGATION, NEITHER THE EXCHANGE, NOR ANY OF ITS AGENTS, AFFILIATES OR LICENSORS WILL BE LIABLE FOR ANY LOSSES, DAMAGES, OR OTHER CLAIMS, ARISING OUT OF THE EXCHANGE OR ITS USE AND ANY LOSSES, DAMAGES, OR OTHER CLAIMS, RELATED TO A FAILURE OF THE EXCHANGE TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE, OR OTHER DATA ENTERED INTO, OR CREATED BY, THE EXCHANGE WILL BE ABSORBED BY THE USER THAT ENTERED THE ORDER, MESSAGE OR OTHER DATA INTO THE EXCHANGE. NOTWITHSTANDING THE FOREGOING, THE EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE 527 (EXCHANGE LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

16. NO CONSEQUENTIAL DAMAGES

ABSENT FRAUD OR WILLFUL MISCONDUCT BY THE EXCHANGE OR A CLAIM ARISING OUT OF THE EXCHANGE'S INDEMNIFICATION OBLIGATION, UNDER NO CIRCUMSTANCES WILL THE EXCHANGE OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, INCLUDING USER'S DATA, GOODWILL, USE OF MONEY OR USE OF THE EXCHANGE, INTERRUPTION IN USE OR AVAILABILITY OF THE EXCHANGE, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, THE EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 527 (EXCHANGE LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

17. Indemnification by User

User agrees to indemnify and hold harmless the Exchange, its owners, subsidiaries, affiliates, officers, directors, employees, agents, and any related persons and entities, from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any failure by User, for any reason, fraudulent, negligent or otherwise, to comply with its obligations under this agreement and for any loss or claim which may arise from a claim that one or more trades or orders in securities placed by User with the Exchange were in violation of any state or federal securities law or the Exchange Rules unless such expenses, costs, damages, claims, demands, proceedings, suits, actions, or liabilities arise from the Exchange's willful misconduct, fraud or breach of the Exchange's obligations under this Agreement.

18. Indemnification by Exchange

The Exchange agrees to indemnify, defend and hold harmless User and its subsidiaries, affiliates and its and their respective officers, directors, employees, and agents from and against all expenses and costs and damages (including any legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that the Exchange or the Services, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right.

19. Termination

The User or Exchange may terminate this Agreement or any part of the Services upon 30 days written notice to the other party. In addition, the Exchange may suspend or terminate the Services to User immediately if it determines, in the Exchange's sole reasonable determination, that: (i) User has breached any material term of this Agreement; (ii) User is engaged in activities that the Exchange determines to be detrimental to the Exchange or its members; (iii) User poses a credit risk to the Exchange; (iv) User is retransmitting or republishing Exchange Data without the prior approval of the Exchange; (v) User has violated any Exchange Rules; or (vi) User ceases to be a member in good standing with the Exchange. Upon the termination of this Agreement for any reason, all rights granted to User hereunder will cease. The following Sections will survive the termination or expiration of this Agreement for any reason: 8, 9, 10, 12, 13, 14, 15, 16, 17, 18, 19, 24 and 26. In no event will termination of this Agreement relieve User of any obligations incurred prior to the termination or through its use of or connection to the Exchange.

20. Acknowledgment of SRO Obligations

The Exchange represents: (i) that the Exchange is registered with the SEC as a national securities exchange pursuant to Section 6 of the Act; (ii) that the Exchange has a statutory obligation to protect investors and the public interest, and to ensure that quotation information supplied to investors and the public is fair and informative, and not discriminatory, fictitious or misleading; (iii) that Section 19(g)(1) of the Act mandates that the Exchange, as a self-regulatory organization, comply with the Act; and (iv) that the Exchange has jurisdiction over its members to enforce compliance with the Act as well as the rules, regulations and interpretations of the Exchange. Accordingly, User agrees that the Exchange, when required to do so in fulfillment of its statutory obligations, may, in accordance with Exchange Rules, temporarily or permanently, unilaterally condition, modify or terminate the right of any or all individuals or entities, including User, to receive or use the Services. Exchange shall undertake reasonable efforts to notify User of any such condition, modification or termination, and User shall promptly comply with any requirement that may be contained in such notice within such period of time as may be determined in good faith by the Exchange to be necessary and consistent with its statutory obligations. Any individual or entity that receives such a notice shall have available to it such procedural protections as are provided to it by the Act and the applicable rules thereunder and Exchange Rules.

21. Assignment

User's license to use the Services during the term of this Agreement is personal, nonexclusive and nontransferable. User shall not assign, delegate or otherwise transfer this Agreement or any of its rights or obligations hereunder without the Exchange's prior approval, which will not be unreasonably withheld. The Exchange may, as permitted by the Act, assign or transfer this agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to User.

22. Force Majeure

Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the party's control; provided, however, that such party will not have contributed in any way to such event.

23. Severability

Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

24. Arbitration

In connection with the following agreement to arbitrate, each party understands that: (i) arbitration is final and binding on the parties; (ii) the parties are waiving their right to seek remedies in court, including the right to jury trial; (iii) pre-arbitration discovery is generally more limited than and different from court proceedings; (iv) the arbitrators' award is not required to include factual findings or legal reasoning, and any party's right to appeal or seek modification of rulings by the arbitrators is strictly limited; and (v) the panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry. Subject to the preceding disclosures, each party agrees that any controversy arising out of or relating to this Agreement or the breach thereof will be resolved and settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in accordance with such other rules and procedures as are agreed to by the parties. The arbitration proceeding shall be conducted in New York, New York, unless otherwise agreed to by the parties. Judgment upon arbitration may be entered in any court, state or federal, having jurisdiction; provided, however, that nothing herein will prevent either party from: (i) petitioning a regulatory body regarding a matter in question over which the regulatory body has administrative jurisdiction; or (ii) pursuing injunctions before any administrative or judicial forum provided that all monetary and other relief is submitted for arbitration.

25. Amendment

The Exchange may amend any term or condition of this Agreement on sixty (60) days' written notice to User (which notice may be provided by way of a circular issued to Members generally). The Exchange will use commercially reasonable efforts to provide User with at least sixty (60) days' notice of any material modification, addition, or deletion to such items, except to the extent a shorter period is: (i) required due to any situation that necessitates modifications, additions, or deletions on an accelerated basis or otherwise precludes advance notice, or (ii) required pursuant to an order of a court or an arbitrator or by a regulatory agency.

26. Miscellaneous

All notices or approvals required or permitted under this Agreement must be given in writing to the Exchange at the address specified above or to User at its last reported principal office address. Any waiver or modification of this Agreement will not be effective unless executed in writing and signed by the other party. This Agreement will bind each party's successors-in-interest. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. For all matters not subject to Section 24 (Arbitration) above, both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Agreement. If any provision of this Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Agreement. This Agreement, together with the applicable Exchange Rules, constitutes the complete and entire statement of all conditions and representations of the agreement between the Exchange and User with respect to its subject matter and supersedes all prior writings or understandings.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

USER: ____________________

Signature: ____________________ Date: ____________________

Print Name: ____________________ Title: ____________________

Select type of USER: ☐ Exchange Member ☐ Sponsored User

If Sponsored User, name of Sponsoring Member: ____________________

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC (If applicable)

Signature: ____________________ Date: ____________________

Print Name: ____________________ Title: ____________________

MIAX PEARL, LLC (If applicable)

Signature: ____________________ Date: ____________________

Print Name: ____________________ Title: ____________________

MIAX EMERALD, LLC (If applicable)

Signature: ____________________ Date: ____________________

Print Name: ____________________ Title: ____________________

MIAX SAPPHIRE, LLC (If applicable)

Signature: ____________________ Date: ____________________

Print Name: ____________________ Title: ____________________

1. This Service Bureau Agreement (this "Agreement") is between Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX Pearl"), MIAX Emerald, LLC ("MIAX Emerald"), and/or MIAX Sapphire, LLC ("MIAX Sapphire"), (individually or collectively referred to herein as the "Exchange" as applicable), the Non-Member of the Exchange designated below ("Non-Member"), and the Authorized Service Bureau designated below ("Service Bureau"):

Service Bureau		Fed Tax ID	
Address			
City, State, Zip			
Phone		Fax	
Email			
Business Contact		Title	
Phone		Fax	
Email			
Billing Contact		Title	
Phone		Fax	
Email			
Technical Contact		Title	
Phone		Fax	
Email			

2. This Agreement authorizes the Service Bureau to route orders and any modifications thereto to the Exchange on behalf of the Non-Member.

3. By executing this Agreement, the undersigned Non-Member agrees that it is responsible for all orders using its non-member identifier entered on the Exchange through or by the Service Bureau. The Non-Member also agrees to accept and honor all trades executed on the Exchange as a result of orders routed to the Exchange through or by the Service Bureau using the Non-Member's non-member identifier, regardless of whether such orders were provided to the Exchange in error by the Service Bureau.

4. The Non-Member understands and agrees that it is its sole responsibility to immediately notify the Exchange in the event that it wishes to terminate this Agreement.

5. This Agreement is for the term of one year from the date of execution and shall be automatically renewed on an annual basis unless terminated by any party upon 24 hours written notice.

6. This Agreement shall be governed by the laws of the state of New York without regard to its choice of law provisions.

IN WITNESS THEREOF, THE PARTIES HAVE EXECUTED THIS SERVICE BUREAU AGREEMENT EFFECTIVE AS OF THE DATE SET FORTH BELOW.

SERVICE BUREAU

Signature

Print Name

Title (must be an officer)

Date

NON-MEMBER FIRM

Signature

Print Name

Title (must be an officer)

Date

Non-Member Firm

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC (If applicable)

Signature

Print Name

Title (must be an officer)

Date

MIAX PEARL, LLC (If applicable)

Signature

Print Name

Title (must be an officer)

Date

MIAX EMERALD, LLC (If applicable)

Signature

Print Name

Title (must be an officer)

Date

MIAX SAPPHIRE, LLC (If applicable)

Signature

Print Name

Title (must be an officer)

Date

Additional Information:

1. This Vendor Agreement (this "Agreement") is between Miami International Securities Exchange, LLC ("MIAX"), MIAX PEARL, LLC ("MIAX Pearl"), MIAX Emerald, LLC ("MIAX Emerald"), and/or MIAX Sapphire, LLC ("MIAX Sapphire"), (individually or collectively referred to herein as the "Exchange" as applicable), the Member of the Exchange designated below ("Member"), and the Authorized Vendor designated below ("Vendor"):

Vendor: ______________________ Fed Tax ID: ______________________

Address: ______________________

City, State, Zip: ______________________

Phone: ______________________ Fax: ______________________

Email: ______________________

Business Contact: ______________________ Title: ______________________

Phone: ______________________ Fax: ______________________

Email: ______________________

Billing Contact: ______________________ Title: ______________________

Phone: ______________________ Fax: ______________________

Email: ______________________

Technical Contact: ______________________ Title: ______________________

Phone: ______________________ Fax: ______________________

Email: ______________________

2. This Agreement authorizes the Vendor to develop and implement technology ("User Interface") to access and/or trade on the Exchange, and to provide that technology to the Member.

3. By executing this Agreement, the undersigned Member agrees that it is responsible for all orders entered on the Exchange through or by the Vendor's User Interface on behalf of the Member. The Member also agrees to accept and honor all trades executed on the Exchange as a result of orders routed to the Exchange through or by the Vendor using the Member's member identifier, regardless of whether such orders were provided to the Exchange in error by the Vendor.

4. The Member understands and agrees that it is its sole responsibility to immediately notify the Exchange in the event that it wishes to terminate this Agreement.

5. This Agreement is for the term of one year from the date of execution and shall be automatically renewed on an annual basis unless terminated by any party upon 24 hours written notice.

6. This Agreement shall be governed by the laws of the state of New York without regard to its choice of law provisions.

Vendor Agreement

IN WITNESS THEREOF, THE PARTIES HAVE EXECUTED THIS VENDOR AGREEMENT EFFECTIVE AS OF THE DATE SET FORTH BELOW.

VENDOR

Signature

Print Name

Title (must be an officer)

Date

MEMBER FIRM

Signature

Print Name

Title (must be an officer)

Date

Member Firm

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC (If applicable)

Signature

Print Name

Title (must be an officer)

Date

MIAX PEARL, LLC (If applicable)

Signature

Print Name

Title (must be an officer)

Date

MIAX EMERALD, LLC (If applicable)

Signature

Print Name

Title (must be an officer)

Date

MIAX SAPPHIRE, LLC (If applicable)

Signature

Print Name

Title (must be an officer)

Date

Vendor Agreement

Additional Information: